PRESS RELEASE

BOMBARDIER

BOMBARDIER PRESENTS COMPREHENSIVE RESTRUCTURING INITIATIVE FOR RAIL TRANSPORTATION BUSINESS

FINANCIAL RESULTS FOR FISCAL YEAR ENDED JAN. 31 2004 ARE ANNOUNCED

- **Major restructuring initiative for Bombardier Transportation proposed including:**
  - **Global workforce reduction of 6,600 positions**
  - **Seven production sites to be closed**
  - **Productivity improvement initiatives at five targeted sites**
  - **Procurement process improvements**
- **Financial highlights:**
  - **Consolidated revenues for fiscal year 2004 of $21.3 billion and EBT before special items of $439 million; EBT of $10 million**
  - **Special items of $457 million at Bombardier Transportation in the fourth quarter**
  - **Negative free cash flow of $1 billion**
  - **Order backlog of $45.9 billion**
  - **Aircraft deliveries total 324 units**

Toronto, March 17, 2004 – Bombardier President and CEO Paul M. Tellier announced today a major restructuring initiative for the Corporation's rail transportation business that will address excess capacity in its industrial operations, drive performance improvements and restore its earnings power.

The Corporation proposes to reduce its rail operations workforce by 6,600 positions, or 18.5% of its total workforce. Furthermore, the initiative calls for seven production sites in five European countries to be closed over the next two years.

Since 65% of costs are in materials, this initiative also includes new arrangements with suppliers to better coordinate materials procurement. An industrial site improvement program is also being launched at five European locations to further reduce manufacturing costs.

Earlier this year, Bombardier announced a new management team and organizational structure to improve accountability and increase focus on project management at Bombardier Transportation. The Industrial Division has been disbanded. Manufacturing facilities and processes will now form part of the respective product divisions, thereby allowing each one to have direct responsibility for marketing, sales and engineering, as well as production.

"This restructuring initiative is part of a three-year strategy to bring back improved margins and profitability to this Company," said Tellier. "Last April, in the first year, I announced an aggressive action plan that was designed to restructure the balance sheet, restore shareholder confidence, and get Bombardier back to profitability. We have made good on that plan and have met all of our commitments. Now, we are restructuring our businesses. A series of measures were introduced earlier at Bombardier Aerospace, and we are already seeing concrete results. Today's announcement focuses on Bombardier Transportation. The initiatives launched in the fourth quarter of fiscal year 2004 will set the stage for the third phase of our strategy—capitalizing on growth opportunities and maximizing shareholder value next year," he explained.

"The urgency to move now at Bombardier Transportation has been underscored by disappointing financial results in this division in the last two quarters of fiscal year 2004," Tellier pointed out. "The improved results at Bombardier Aerospace and those of Bombardier Capital have been offset by this poor performance."

"Overall, Bombardier's strengths are positive cash flow in the fourth quarter, a strong backlog, an excellent product portfolio and a solid global market position. Consolidated revenues of the Corporation were stable despite the effect of a lower U.S. dollar, which had a negative impact mainly on the aerospace segment."

"We had a good year at Bombardier Aerospace, and the restructuring plan is on target. The organization is leaner and more efficient, and both regional and business aircraft deliveries are up on a year-over-year basis," he said. "During fiscal year 2004, aircraft deliveries totalled 324, compared to 298 last year, representing a 9% improvement."

"As for Bombardier Capital, results and the winding down of portfolios are on track," continued Tellier.

"While our revenues have held and our backlog is good at Bombardier Transportation, we need to push performance improvements forward. Plant efficiency is not adequate, with certain facilities operating at barely 50% capacity. Our goal is to improve margins," said Tellier. "We could no longer delay moving ahead on our restructuring initiative as our competitors have already dealt with industry changes. During the year, we put in place a rigorous bid review process and we are now focusing on project management."

SITE CLOSURES AND WORKFORCE REDUCTIONS

Proposed general workforce reductions at sites around the world and site closures in Europe would impact 6,600 positions, 37% of which are "white collar" workers. These workforce reductions have already begun at some locations.

Bombardier Transportation currently operates 35 production sites in 15 European countries, significantly more than either of its main competitors. It employs a global workforce of 35,600 people, 78% of which is based in Europe. The excess capacity issue was most acute in Europe, where all the site closures and 86% of the workforce reductions are intended to take place. In North America, actions to address overcapacity issues have already been initiated: four sites located in Kingston, Ontario; Burnaby, British Columbia; Barre, Vermont; and Pittsburg, California ceased or suspended operations.

Sites identified for closure in 2004 are Amadora, Portugal; and Doncaster and Derby Pride Park in the United Kingdom. "We will maintain our manufacturing capability in the U.K with the Derby Litchurch Lane facility," stated Tellier.

Closures of facilities in Pratteln, Switzerland; Ammendorf, Germany; Kalmar, Sweden; and Wakefield in the United Kingdom are envisaged for 2005.

The cost of this restructuring initiative is estimated at $777 million, $457 million of which was recorded during the fourth quarter of fiscal year 2004, with the remainder to be recorded over the next two years.

Once fully implemented, the restructuring initiative will reduce transportation's costs by approximately $600 million annually. "Although the cost of these efforts is high, these steps are essential to maintain our competitive position in the market," Tellier said.

The proposed site and workforce reductions balance Bombardier Transportation's industrial footprint with projected market demand. None of the plants proposed for closing currently has work scheduled after 2005.

The proposed site closures are based on an in-depth assessment of global industrial locations which covered workload, operating efficiency, technical capability, prospects for future contracts and detailed economic evaluations.

Within the framework of this restructuring initiative, Bombardier Transportation is about to embark upon an extensive collective consultation exercise with its respective workplace partners and in compliance with all local legal requirements.

INDUSTRIAL SITE IMPROVEMENT PROGRAM

Five additional sites in Crespin, France; Aachen and Siegen, Germany; Bruges, Belgium; and Crewe, United Kingdom will take part in the initial phase of a global industrial site improvement program that will, over time, be rolled out to all manufacturing facilities. This program will focus on reducing inventory levels and production overhead, improving project management and increasing efficiency in site configuration.

PROCUREMENT PROGRAM

Management is also targeting procurement and supplier base as areas offering significant opportunities for cost savings and efficiency improvements. The procurement integration program, launched earlier in 2004, will rationalize the number of suppliers the business utilizes, increase parts standardization, and centralize negotiation processes to achieve economies of scale wherever possible.

"The program we have embarked on at Bombardier Transportation—along with what has already been accomplished at Bombardier Aerospace and Bombardier Capital—is solid," said Tellier. "We've made a lot of progress in the past, but there's still a lot of progress to be made. Ultimately, all our efforts point to a leaner, more competitive Bombardier that will carry us into the future," he concluded.

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE YEAR ENDED JAN. 31, 2004

Bombardier Inc. also announced today unaudited financial results for the fourth quarter and the year ended Jan. 31, 2004. Audited consolidated financial results for the year will be released as planned on March 31, 2004. However, the Corporation believes it is important to disclose these unaudited results in light of the restructuring initiative for its transportation segment being announced today in the interest of timely disclosure.

Consolidated unaudited results from continuing operations

Consolidated revenues totalled $6.4 billion for the three-month period ended Jan. 31, 2004, compared to $5.9 billion for the same period last year. This increase is mainly due to higher revenues in the aerospace segment. For the year ended Jan. 31, 2004, consolidated revenues totalled $21.3 billion, compared to $21.2 billion the previous year.

Loss before special items and income taxes for the three-month period ended Jan. 31, 2004 was $52 million, compared to a loss of $358 million for the same period last year. This improvement results from higher earnings before taxes (EBT) before special items in the aerospace segment, partially offset by the decrease of EBT before special items in the transportation segment. EBT before special items reached $439 million for fiscal year 2004, compared to an EBT before special items of $381 million for fiscal year 2003.

Special items for the three-month period ended Jan. 31, 2004 amounted to $474 million, compared to $1.1 billion for the same period last year. For the year ended Jan. 31, 2004, special items reached $429 million, compared to $1.3 billion for fiscal year 2003.

As a result, the loss before income taxes was $526 million for the fourth quarter of fiscal year 2004, compared to a loss of $1.5 billion for the same period the previous year. For the year ended Jan. 31, 2004, EBT was $10 million, compared to a loss before income taxes of $930 million for fiscal year 2003.

Income taxes for the three-month period ended Jan. 31, 2004 were $20 million, compared to an income tax recovery of $397 million for the same period last year. For the year ended Jan. 31, 2004, income taxes totalled $205 million, compared to an income tax recovery of $221 million for fiscal year 2003. The income tax expense for the fourth quarter and for the fiscal year ended Jan. 31, 2004 were higher than the expense that would be recognized at the effective income tax rate, mainly due to the non-recognition of $123 million of income tax benefits related to the restructuring charge of Bombardier Transportation, and an increase in the valuation allowance for deferred tax assets recorded for the U.S. operations in the fourth quarter.

As a result, loss from continuing operations was $546 million, or $0.32 per share, for the fourth quarter of fiscal year 2004, compared to a loss of $1.1 billion, or $0.78 per share, for the same period the previous year. For the year ended Jan. 31, 2004, loss from continuing operations was $195 million, or $0.13 per share, compared to a loss of $709 million, or $0.54 per share, for fiscal year 2003.

Discontinued operations

On Dec. 18, 2003, the Corporation completed the sale of its recreational products segment to Bombardier Recreational Products Inc. (BRP), a corporation formed by Bain Capital, members of the Bombardier family and the Caisse de dépôt et placement du Québec. The results of this segment are presented as discontinued operations.

Income from discontinued operations, net of income taxes, totalled $98 million for the fourth quarter of fiscal year 2004, compared to income of $38 million for the same period for fiscal year 2003. Income from discontinued operations, net of income taxes, totalled $106 million for fiscal year 2004, compared to income of $94 million for fiscal year 2003. Income from discontinued operations includes a $101-million after-tax gain on the sale of the segment, recorded in the fourth quarter of fiscal year 2004.

Consolidated net loss and backlog

Resulting net loss was $448 million, or $0.26 per share, for the fourth quarter of fiscal year 2004, compared to a net loss of $1 billion, or $0.75 per share, for the fourth quarter of fiscal year 2003. Net loss for fiscal year 2004 was $89 million, or $0.07 per share, compared to a net loss of $615 million, or $0.47 per share, for fiscal year 2003.

As at Jan. 31, 2004, the order backlog was $45.9 billion, compared to $45.8 billion as at Oct. 31, 2003 and $44.4 billion as at Jan. 31, 2003.

Financial Highlights

(millions of Canadian dollars, except per share amounts and number of shares outstanding)

(unaudited)

	Three months ended Jan. 31		Years ended Jan. 31	
	2004	2003	**2004**	2003
Segmented revenues				
Aerospace	**$ 3,744**	$ 3,393	**$ 11,307**	$ 11,294
Transportation	**2,533**	2,414	**9,586**	9,422
Bombardier Capital (BC)	**149**	246	**681**	895
Intersegment revenues	**(49)**	(118)	**(253)**	(422)
External revenues	**6,377**	5,935	**21,321**	21,189
Income (loss) from continuing operations before special items and income taxes				
Aerospace	**118**	(376)	**262**	(33)
Transportation	**(186)**	4	**104**	310
BC	**16**	14	**73**	104
	(52)	(358)	**439**	381
Special items	**474**	1,100	**429**	1,311
Income (loss) from continuing operations before income taxes	**(526)**	(1,458)	**10**	(930)
Income tax expense (recovery)	**20**	(397)	**205**	(221)
Loss from continuing operations	**(546)**	(1,061)	**(195)**	(709)
Income from discontinued operations – net of tax	**98**	38	**106**	94
Net loss	**$ (448)**	$ (1,023)	**$ (89)**	$ (615)
Earnings (loss) per share				
Basic and diluted				
From continuing operations	**$ (0.32)**	$ (0.78)	**$ (0.13)**	$ (0.54)
From discontinued operations	**0.06**	0.03	**0.06**	0.07
	$ (0.26)	$ (0.75)	**$ (0.07)**	$ (0.47)
Weighted average number of common shares outstanding during the periods (thousands)	**1,749,555**	1,374,087	**1,670,690**	1,372,747

Bombardier Aerospace

- **Revenues of $11.3 billion; $3.7 billion for the fourth quarter**
- **EBT before special items of $262 million; $118 million for the fourth quarter**
- **EBT of $290 million; $101 million for the fourth quarter**
- **Order backlog of $14.5 billion**
- **Aircraft deliveries totalled 324 compared to 298 for the previous fiscal year; 107 compared to 92 for the fourth quarter**

Bombardier Aerospace's segmented revenues amounted to $3.7 billion for the three-month period ended Jan. 31, 2004, compared to $3.4 billion for the same period the previous year. The increase is mainly attributable to increased deliveries of business aircraft, including deliveries of the new Bombardier* Challenger* 300 and the Bombardier* Learjet* 40, and a positive impact, when compared to the fourth quarter of fiscal year 2003, of the decision to cease recognizing revenues on sale of narrow-body aircraft upon green aircraft delivery during the fourth quarter of fiscal year 2003. This increase was offset by reduced regional aircraft deliveries and lower deliveries of wide-body aircraft interiors. The impact of the lower effective exchange rate for the U.S. dollar compared to the Canadian dollar was negative $260 million. Bombardier Aerospace's segmented revenues amounted to $11.3 billion for each of the years ended Jan. 31, 2004 and 2003. The increase in deliveries of business and regional aircraft was partially offset by lower deliveries of wide-body aircraft interiors, lower sales of fractional ownership shares, and a lower effective exchange rate for the U.S. dollar compared to the Canadian dollar, which had a negative impact of approximately $750 million.

EBT before special items amounted to $118 million, or 3.2% of segmented revenues, for the fourth quarter ended Jan. 31, 2004, compared to negative EBT before special items of $376 million for the same period the previous year. The increase is mainly attributable to increased deliveries of business aircraft, partially offset by reduced regional aircraft deliveries, lower deliveries of wide-body aircraft interiors and additional sales incentives. EBT before special items was $262 million, or 2.3% of segmented revenues, for fiscal year 2004, compared to negative EBT before special items of $33 million for fiscal year 2003. This increase results mainly from higher business and regional aircraft deliveries and lower interest expense, partially offset by additional sales incentives.

Bombardier Aerospace recorded the following special items:

(in millions of Canadian dollars)	**Three months ended Jan. 31, 2004**	Three months ended Jan. 31, 2003	**Twelve months ended Jan. 31, 2004**	Twelve months ended Jan. 31, 2003
Gain on sale of Military Aviation Services	$ -	$ -	$ (98)	$ -
Gain on sale of Belfast City Airport	-	-	(3)	-
Severance and other involuntary termination costs	17	67	73	67
Revisions of program estimates	-	615	-	615
Write-downs of inventories and other related provisions	-	418	-	588
Claim settlements	-	-	-	41
	$ 17	$ 1,100	$ (28)	$ 1,311

As a result, EBT amounted to $101 million, or 2.7% of revenues, for the fourth quarter ended Jan. 31, 2004, compared to negative EBT of $1.5 billion, for the same period the previous year. EBT was $290 million, or 2.6% of revenues, for fiscal year 2004, compared to negative EBT of $1.3 billion for the previous fiscal year.

For the quarter ended Jan. 31, 2004, aircraft deliveries totalled 107, compared to 92 for the same period the previous year. The 107 deliveries were made up of 39 business aircraft, 65 regional aircraft and three amphibious aircraft. During fiscal year 2004, Bombardier Aerospace delivered 324 aircraft, compared to 298 for fiscal year 2003. Aircraft delivered during fiscal year 2004 consisted of 232 regional aircraft, 89 business aircraft and three amphibious aircraft. (See appendix 1 for more details on deliveries.) Bombardier expects aircraft deliveries in fiscal year 2005 to remain at a similar level as in fiscal year 2004.

As at Jan. 31, 2004, the aerospace firm order backlog totalled $14.5 billion, compared to $14.8 billion as at Oct. 31, 2003, and to $18.7 billion as at Jan. 31, 2003. The year-over-year reduction in the backlog reflects higher deliveries versus orders received, as well as a negative foreign exchange adjustment of approximately $1.8 billion. (See appendix 1 for more details on regional aircraft orders.)

Bombardier Transportation

- **Revenues of $9.6 billion; $2.5 billion for the fourth quarter**
- **EBT before special items of $104 million; negative $186 milion for the fourth quarter**
- **Special items of $457 million; $434 million after tax**
- **Loss before income taxes of $353 million; $643 million for the fourth quarter**
- **New order intake totalling $15.7 billion for the year**
- **Order backlog of $31.4 billion**

Bombardier Transportation's segmented revenues amounted to $2.5 billion for the three-month period ended Jan. 31, 2004, compared to $2.4 billion for the same period last year. For the year ended Jan. 31, 2004, segmented revenues amounted to $9.6 billion, compared to $9.4 billion for the previous year. These increases were mainly due to a higher level of activities in Europe, partially offset by a lower level of activities in North America as a result of the timing of the completion and the start-up of contracts.

EBT before special items was negative $186 million for the fourth quarter ended Jan. 31, 2004, compared to $4 million for the same period last year. For the year ended Jan. 31, 2004, EBT before special items amounted to $104 million, or 1.1% of segmented revenues, compared to EBT before special items of $310 million, or 3.3% of segmented revenues, for the previous fiscal year.

On March 16, 2004, the Corporation reached an agreement with Amtrak to settle all outstanding claims in connection with the Acela** High-Speed trainset and locomotive contracts. As a result of this agreement, the Corporation recorded a pre-tax charge of $139 million during the fourth quarter of fiscal year 2004. This charge relates mainly to the excess of the value of receivables and an investment over the amount of the settlement. The investment was for a joint venture set up in connection with the Acela contracts. The charge also reflects an amount to provide for the extension of the period covered by warranties, and for the remaining obligations under the contracts.

Additional adjustments in the fourth quarter of fiscal year 2004 related to a revision in estimates for the completion of certain contracts also negatively impacted EBT. This revision in estimates relates to a limited number of contracts and mainly arises from additional costs from unforeseen technical issues, primarily on new product development, anticipated liquidated damages and manufacturing inefficiencies.

Bombardier Transportation's restructuring initiative will result in the following expected restructuring charges, as well as the following expected net cash outflows:

(in million of Canadian dollars)	**2004**	2005	2006	Total
Severance and other involuntary termination costs	**212**	105	35	352
Property, plant and equipment write-downs	**211**	-	-	211
Other[(1)]	**34**	110	70	214
Accounting charge	**457**	215	105	777
Net cash outflows	**-**	240	326	566

[(1)]Includes lease termination and environmental costs, as well as other costs.

Once fully implemented, the restructuring initiative will reduce transportation's costs by approximately $600 million annually.

As a result, EBT was negative $643 million for the quarter ended Jan. 31, 2004, compared to $4 million for the same period the previous year. Negative EBT amounted to $353 million for the year ended Jan. 31, 2004, compared to EBT of $310 million for the preceding fiscal year.

Bombardier Transportation's order backlog was as follows as at January 31:

(billions of Canadian dollars)		**2004**		2003
Manufacturing operations	**$**	**24.9**	$	20.2
Service businesses		**6.5**		5.5
TOTAL	**$**	**31.4**	$	25.7

Order intake during the three-month period ended Jan. 31, 2004 totalled $1.2 billion, for a total of $15.7 billion for the full year. The increase in the value of the backlog as at Jan. 31, 2004 compared to Jan. 31, 2003 reflects mainly an excess of order intake over revenues of $6.1 billion, and a $0.4 billion negative foreign exchange adjustment.

Bombardier Capital

- **Revenues of $681 million; $149 million in the fourth quarter**
- **EBT of $73 million; $16 million in the fourth quarter**
- **71% reduction of wind-down portfolios for fiscal year 2004 and 14% for the quarter**

For the fourth quarter of fiscal year 2004, Bombardier Capital's segmented revenues amounted to $149 million, compared to $246 million for the same quarter the previous year. For the year ended Jan. 31, 2004, Bombardier Capital's segmented revenues amounted to $681 million, compared to $895 million for fiscal year 2003. These decreases are mainly due to the reduction in the wind-down portfolios and a stronger Canadian dollar compared to the U.S. dollar.

Bombardier Capital's EBT amounted to $16 million for the quarter ended Jan. 31, 2004, compared to EBT of $14 million for the same period the previous year. This increase is mainly due to reductions of non-interest expenses and provision for credit losses in the fourth quarter of fiscal year 2004. EBT amounted to $73 million for fiscal year 2004, compared to $104 million in fiscal year 2003. This decrease is mainly due to the decrease in net margin (defined as revenues less interest expense) resulting from the reduction of wind-down portfolios, partially offset by a decrease in non-interest expenses and provision for credit losses.

Finance receivables and assets under operating leases before allowance for credit losses amounted to $4.9 billion as at Jan. 31, 2004, compared to $8.5 billion as at Jan. 31, 2003. This 43% decrease is primarily due to the continued reduction of the wind-down portfolios totalling $3 billion, particularly the business aircraft and receivable factoring portfolios, as well as a decline in the inventory finance portfolio and the commercial aircraft interim financing portfolio. The strengthening of the Canadian dollar compared to the U.S. dollar accounted for approximately $680 million of the decrease in finance receivables and assets under operating leases. (See appendix 2 for more details on finance receivables and assets under operating leases before allowance for credit losses).

Bombardier Capital also manages an off-balance sheet railcar leasing portfolio, totalling $864 million, and other off-balance sheet portfolios totalling $84 million as at Jan. 31, 2004, compared to $1 billion and $179 million, respectively, as at Jan. 31, 2003.

Significant progress was made in reducing the wind-down portfolios during fiscal year 2004. Finance receivables and assets under operating leases related to the wind-down portfolios declined 71%, or $3 billion, during fiscal year 2004, mainly due to a $2.6-billion decrease in assets related to business aircraft and factored receivables.

Cash flow information

Bombardier's cash flows used in operating activities amounted to $746 million for fiscal year 2004, compared to cash flow from operating activities of $1.3 billion the previous year, a year-over-year change of $2.1 billion. This change results from cash flows from operating activities before net changes in non-cash balances related to operations of $961 million in fiscal year 2004, compared to $778 million the previous year, and the net changes in non-cash balances of negative $1.7 billion for fiscal year 2004, compared to positive $553 million for the previous year. The net change in non-cash balances for fiscal year 2004 is mainly due to the impact of the decision to cease the financing activities with BC in respect of factoring of receivables and used business aircraft totalling $1.6 billion, and a decrease in total customer advances received, mainly in the transportation segment.

Bombardier's net investment in property, plant and equipment for fiscal year 2004 was $270 million, compared to $636 million in fiscal year 2003. This reduction is mainly due to lower capital expenditures for aerospace program tooling, and higher proceeds from the sale of property, plant and equipment, mainly in the transportation segment.

As a result, Bombardier's free cash flow, defined as cash flows from operating activities less net additions to property, plant and equipment, amounted to a use of $1 billion, compared to a free cash flow of $695 million the previous fiscal year.

Audited consolidated financial statements and Management's Discussion and Analysis

Bombardier expects to release its audited consolidated financial statements and Management's Discussion and Analysis of results for the year ended Jan. 31, 2004 on March 31, 2004.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004, were $21.3 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

The following backgrounders and appendices are available at www.bombardier.com:

Backgrounders on the rail transportation business restructuring

- Proposed site closures
- Proposed global workforce reductions
- Bombardier Transportation after proposed restructuring initiative
- Site fact sheets for
    - Ammendorf, Germany
    - Amadora, Portugal
    - Kalmar, Sweden
    - Pratteln, Switzerland
    - Derby Pride Park, United Kingdom
    - Doncaster, United Kingdom
    - Wakefield, United Kingdom

Financial appendices

Appendix 1: Bombardier Aerospace – Supplementary information
Appendix 2: Bombardier Capital – Supplementary information
Appendix 3: Effect of currency fluctuations and change of reporting currency
Appendix 4: Pension
Appendix 5: Net changes in non-cash balances related to operations - Bombardier
Appendix 6: Consolidated financial statements

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This release is based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on earnings before income taxes (EBT) and EBT before the effect of special items, a non-GAAP measure. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends. These earnings measures do not have a standardized meaning prescribed by GAAP and are therefore not readily comparable to similar measures presented by other corporations.

* Trademark(s) of Bombardier Inc. or its subsidiaries.

** Acela is a trademark of Amtrak.

For information Dominique Dionne
Vice President, Communications
+(514) 861-9481

www.bombardier.com

APPENDIX 1: BOMBARDIER AEROSPACE – SUPPLEMENTARY INFORMATION

Business Aircraft deliveries

The deliveries detailed in the following table include the aircraft sold to customers of the North American Bombardier* Flexjet* program, which enables individuals or companies to purchase a share in a Bombardier business jet (five units for each of the fiscal years ended Jan. 31, 2004 and 2003).

		Three months ended Jan. 31,		Twelve months ended Jan. 31,
	2004	2003	**2004**	2003
Bombardier* Learjet* 31A	**-**	-	**2**	4
Bombardier Learjet 40	**4**	-	**4**	-
Bombardier Learjet 45	**5**	(1)	**21**	20
Bombardier Learjet 60	**5**	1	**14**	14
Bombardier* Challenger* 300	**7**	-	**7**	-
Bombardier Challenger 604	**7**	5	**24**	23
Bombardier* Global Express*	**11**	6	**17**	16
TOTAL	**39**	11	**89**	77

Deliveries for the fourth quarter of fiscal 2003 reflect 14 less deliveries of Bombardier Learjet aircraft, arising from the one-time negative impact of the decision to cease recognizing revenues on the sale of narrow-body aircraft upon green aircraft delivery.

Regional Aircraft deliveries and orders
Deliveries

		Three months ended Jan. 31,		Twelve months ended Jan. 31,
	2004	2003	**2004**	2003
Bombardier* CRJ200*	**42**	50	**152**	140
Bombardier* CRJ700*	**10**	21	**50**	50
Bombardier* CRJ900*	**6**	1	**12**	1
Bombardier* Q100/200*	**-**	1	**-**	1
Bombardier* Q300*	**4**	1	**9**	9
Bombardier* Q400*	**3**	6	**9**	19
TOTAL	**65**	80	**232**	220

Orders

	Orders	Swaps	Cancellations	Three months ended Jan. 31, 2004 Net orders	Three months ended Jan. 31, 2003 Net orders
Bombardier CRJ200	10	-	-	10	19
Bombardier CRJ700	6	(2)	-	4	(10)
Bombardier CRJ900	14	-	-	14	(5)
Bombardier Q300	6	-	-	6	(3)
Bombardier Q400	2	2	-	4	-
TOTAL	38	-	-	38	1

	Orders	Swaps	Cancellations	Twelve months ended Jan. 31, 2004 Net orders	Twelve months ended Jan. 31, 2003 Net orders
Bombardier CRJ200	71	-	(17)	54	49
Bombardier CRJ700	62	(2)	(21)	39	(7)
Bombardier CRJ900	14	-	-	14	(5)
Bombardier Q100/200	1	-	-	1	-
Bombardier Q300	7	-	-	7	(3)
Bombardier Q400	23	2	-	25	4
TOTAL	178	-	(38)	140	38

As at Jan. 31, 2004, Bombardier Aerospace's firm order backlog, options and conditional orders for regional aircraft consisted of the following:

	Aircraft on firm order	Options and conditional orders	Total
Bombardier CRJ200	151	777	928
Bombardier CRJ700	96	387	483
Bombardier CRJ900	26	48	74
Bombardier Q100/200	1	1	2
Bombardier Q300	6	27	33
Bombardier Q400	23	65	88
Total	303	1,305	1,608

*Trademark(s) of Bombardier Inc. or its subsidiaries.

APPENDIX 2: BOMBARDIER CAPITAL – SUPPLEMENTARY INFORMATION

The following table presents total finance receivables and assets under operating leases before allowance for credit losses as at January 31:

(millions of Canadian dollars)	2004	2003
Continued portfolios		
Inventory finance	**$ 2,474**	$ 2,953
Receivable financing with BRP	**84**	-
	2,558	2,953
Commercial aircraft		
Interim financing	**685**	849
Long-term leasing	**375**	451
	1,060	1,300
	3,618	4,253
Wind-down portfolios		
Business aircraft		
Loans and finance leases	**265**	1,221
Used aircraft	**231**	815
	496	2,036
Receivable factoring	**-**	1,039
Railcar leasing	**51**	61
Manufactured housing	**310**	434
Consumer finance	**195**	342
Industrial equipment	**88**	115
Other	**92**	235
	1,232	4,262
Total	**$ 4,850**	$ 8,515

APPENDIX 3: EFFECT OF CURRENCY FLUCTUATIONS AND CHANGE IN REPORTING CURRENCY

- **Fiscal year ended Jan. 31, 2004**

The Corporation is subject to currency fluctuations from the translation of statement of income items and of assets and liabilities of self-sustaining foreign operations using a functional currency other than the Canadian dollar, mainly the U.S. dollar, the euro and the sterling pound and from transactions in foreign currencies, mainly the U.S. dollar.

The year-end exchange rates used to translate assets and liabilities were as follows as at January 31:

			Year-end rates
	2004	2003	Increase (decrease)
U.S. dollar	**1.3264**	1.5290	(13%)
Euro	**1.6520**	1.6421	1%
Sterling pound	**2.4156**	2.5151	(4%)

The average exchange rates used to translate statement of income items were as follows:

			Average exchange rates
	2004	2003	Increase (decrease)
U.S. dollar	**1.3812**	1.5655	(12%)
Euro	**1.5817**	1.5018	5%
Sterling pound	**2.2760**	2.3751	(4%)

Translation of self-sustaining foreign operations

As a result of the fluctuation in the average exchange rates shown above, revenues and EBT of the euro-denominated foreign operations translated in Canadian dollars, mainly in the transportation segment, were positively impacted. Revenues and EBT of the U.S. dollar- and sterling pound-denominated foreign operations were negatively impacted.

The main impact of the year-end exchange rate fluctuations on the financial position of the Corporation as at Jan. 31, 2004 was a reduction of the U.S. dollar- and sterling pound-denominated consolidated balance sheet items. The effect of these translation adjustments is included in the "deferred translation adjustment" account in shareholders' equity and has no impact on net income.

Transactions in foreign currencies

In the aerospace segment, the Corporation uses forward foreign exchange contracts to manage its currency exposure arising from anticipated foreign currency cash flow transactions, mainly the U.S. dollar. The forward foreign exchange contracts typically extend from one- to 24-month periods. Therefore, a significant portion of the currency fluctuations will impact the results of operations with a similar time lag. The forward foreign exchange hedge contracts in the aerospace segment mitigated the negative impact of the weakening of the U.S. dollar compared to the Canadian dollar by an amount of approximately $250 million during fiscal year 2004.

The transportation segment primarily uses western European and U.S. currencies as its functional currencies. Under the Corporation's foreign exchange policy, foreign currency denominated risks are hedged on a contract-by-contract basis at the inception of the respective contracts. Accordingly, contract margins are not expected to be significantly affected by currency fluctuations, assuming hedge effectiveness.

- **Future currency exposure**

Effective Feb. 1, 2004, the Corporation changed its functional currencies from the Canadian dollar and the sterling pound to the U.S. dollar for the Canadian and U.K. operations in the aerospace segment, and from the Canadian dollar and the Mexican peso to the U.S. dollar for the Canadian and Mexican operations in the transportation segment. The European operations of the transportation segment continue to mainly use western European currencies as their functional currencies.

Effective the first quarter of fiscal year 2005, the Corporation will also change its reporting currency to the U.S. dollar.

The following provides a discussion of the Corporation's future exposure to currency fluctuations arising from the translation of self-sustaining foreign operations and from transactions in foreign currencies after giving effect to the above-mentionned changes.

Translation of self-sustaining foreign operations
As of Feb. 1, 2004, the functional currency for the operations in the aerospace segment will be the U.S. dollar. Therefore, currency fluctuations arising from the translation of foreign operations in the aerospace segment will no longer have an impact on the results of operations and on balance sheet items. In the transportation segment, the exposure to currency fluctuations arising from the translation of most foreign operations will arise from the change in the value of the western European currencies relative to the U.S. dollar, rather than to the Canadian dollar.

Transactions in foreign currencies
Revenues and most of the costs of the aerospace segment and the Canadian operations of the transportation segment are denominated in U.S. dollars. However, certain costs, mainly salaries and manufacturing overhead costs, are denominated in Canadian dollars and in sterling pounds and are subject to currency fluctuations. Under the Corporation's foreign exchange policy, a significant portion of these expected costs in foreign currencies are hedged for periods of up to two years.

It is estimated that a 1% change in the value of the Canadian dollar relative to the U.S. dollar in the aerospace segment would impact fiscal year 2005 total costs by approximately $15 million US before giving effect to the forward foreign exchange hedge contracts, and approximately $3 million US after giving effect to the outstanding forward foreign exchange hedge contracts. In addition, the impact of these currency fluctuations on total costs does not have an immediate equivalent impact on income, since a significant portion of these costs are subject to program average cost accounting, or included in aerospace program tooling and depreciated over a number of years.

Effect of change in reporting currency
As a result of adopting the U.S. dollar as its reporting currency, all assets and liabilities as at Feb. 1, 2004 will be translated from Canadian dollars to U.S. dollars at the current exchange rate at that date. Certain non-monetary assets, mainly program inventories and program tooling in the aerospace segment and long-term contract inventories in the transportation segment will be translated at higher exchange rates than the ones in effect when these assets were initially recognized on the consolidated balance sheets.

Therefore, in the aerospace segment, opening program inventories and program tooling are approximately $65 million US and $35 million US higher than historical amounts. In the transportation segment, the effect on opening long-term contract inventories is not significant. Accordingly, a one-time currency adjustment of approximately $100 million US resulting from this upward revaluation will be reflected on the balance sheet as part of the "deferred translation adjustment" account presented in shareholders' equity. The increase in these opening asset values will be expensed as inventories are consumed and aerospace program tooling is depreciated.

The upward revaluation of program inventories and program tooling is expected to result in lower EBT of approximately $4 million US for the first quarter of fiscal year 2005, and $20 million US for fiscal year 2005.

APPENDIX 4: PENSION

Pension plan deficit

As at Dec. 31, 2003, the deficit for the pension plans amounted to $2.8 billion ($2.7 billion as at Dec. 31, 2002). This amount includes the pension benefit obligation of the unfunded plans amounting to $587 million ($641 million as at Dec. 31, 2002).

The increase in the deficit is mainly due to an increase in the pension benefit obligation resulting from a general decrease in discount rates, partially offset by favourable investment returns on plan assets (return of 10.7% on plan assets) and the effect of the sale of the recreational products segment in fiscal year 2004. The investment returns for fiscal year 2004 were negatively impacted by unfavourable returns on privately held equity securities.

It is estimated that a decrease of 0.5% in current discount rates would increase the pension benefit obligation by approximately $650 million.

Impact on results of operations

Pension cost from continuing operations for fiscal year 2004 amounted to $323 million, compared to $231 million for fiscal year 2003. The increase is mainly due to a significant loss on plan assets during fiscal years 2002 and 2003, as well as a reduction of 0.6% in the expected long-term rate of return on plan assets assumptions, for fiscal year 2004 compared to fiscal year 2003.

Pension cost are recognized either directly to income or capitalized to assets, such as inventories and aerospace program tooling.

Pension cost for fiscal year 2005 is estimated to be approximately $380 million. The increase compared to fiscal year 2004 is mainly due to an increase in the pension benefit obligation during fiscal year 2004, and a loss on plan assets during fiscal years 2002 and 2003.

Funding

The Corporation complies with the regulatory cash contribution requirements of each local jurisdiction, which are designed to protect participants' rights. Since the measurement basis used to determine the pension cost is, in general, more conservative than the regulatory requirements in most jurisdictions, the deficit computed to establish cash contributions (the "funding deficit") is smaller than the deficit for accounting purposes for most pension plans.

The Corporation contributed $212 million to its domestic plans in January 2004 as advance contributions for fiscal year 2005. This contribution was not reflected in determining the deficit position as at Dec. 31, 2003 (measurement date), but was reflected in determining the accrued benefit asset (liability) balance as at Jan. 31, 2004.

Normal cash contributions to the pension plans for fiscal year 2005 would amount to $370 million. The actual contributions to the pension plan for fiscal year 2005 are estimated to be $400 million. This estimate includes a voluntary contribution of $242 million to the aerospace plans in the U.K., but is reduced by the $212 million of advance contributions made during fiscal year 2004.

APPENDIX 5 – NET CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS - BOMBARDIER

(in millions of Canadian dollars)	**Year ended Jan. 31, 2004 (unaudited)**	Year ended Jan. 31, 2003
Receivables	**(185)**	(573)
Assets under operating leases	**(107)**	-
Inventories	**(815)**	(829)
Accounts payable and accrued liabilities	**(144)**	1,375
Income taxes payable	**(32)**	60
Advances and progress billings in excess of related costs	**(206)**	524
Accrued benefit liability	**(176)**	41
Other	**(42)**	(45)
Total	**(1,707)**	553

APPENDIX 6: CONSOLIDATED FINANCIAL STATEMENTS

BOMBARDIER INC.
Consolidated Balance Sheets
As at January 31
(millions of Canadian dollars)

	Bombardier Inc. consolidated		Bombardier		BC	
	2004	2003	**2004**	2003	**2004**	2003
	(Unaudited)		**(Unaudited)**		**(Unaudited)**	
Assets						
Cash and cash equivalents	**$ 1 619**	$ 1 014	**$ 1 605**	$ 713	**$ 14**	$ 301
Receivables	**2 438**	2 259	**2 246**	2 093	**192**	166
Finance receivables	**4 148**	7 013	**-**	-	**4 148**	7 013
Assets under operating leases	**740**	1 358	**114**	7	**626**	1 351
Inventories	**5 756**	5 264	**5 756**	5 264	**-**	-
Property, plant and equipment	**4 674**	5 386	**4 555**	5 239	**119**	147
Goodwill	**3 038**	3 245	**3 038**	3 245	**-**	-
Investment in BC and advances and subordinated loans to Bombardier	**-**	-	**1 142**	1 287	**776**	69
Assets held for sale	**-**	1 209	**-**	1 209	**-**	-
Other assets	**3 156**	2 375	**1 951**	1 705	**1 205**	670
	$ 25 569	$ 29 123	**$ 20 407**	$ 20 762	**$ 7 080**	$ 9 717
Liabilities						
Short-term borrowings	**$ 308**	$ 2 564	**$ -**	$ 381	**$ 308**	$ 2 183
Advances from BC	**-**	-	**179**	69	**-**	-
Accounts payable and accrued liabilities	**9 000**	8 976	**8 668**	8 564	**332**	412
Advances and progress billings in excess of related costs	**3 563**	3 816	**3 563**	3 816	**-**	-
Long-term debt	**8 074**	8 926	**2 781**	3 099	**5 293**	5 827
Liabilities related to assets held for sale	**-**	763	**-**	763	**-**	-
Other liabilities	**1 374**	1 337	**1 369**	1 329	**5**	8
Subordinated loans from BC	**-**	-	**597**	-	**-**	-
	22 319	26 382	**17 157**	18 021	**5 938**	8 430
Shareholders' equity (Investment from Bombardier)						
Preferred shares						
Issued and outstanding:						
Series 2: 2,597,907	**65**	65	**65**	65	**-**	-
Series 3: 9,402,093	**235**	235	**235**	235	**-**	-
Series 4: 9,400,000	**235**	235	**235**	235	**-**	-
Common shares						
Issued and outstanding:						
Class A: 342,018,448 (342,020,138 as at January 31, 2003)	**47**	47	**47**	47	**-**	-
Class B: 1,407,526,470 (1,035,666,780 as at January 31, 2003)	**2 076**	869	**2 076**	869	**-**	-
Contributed surplus	**6**	-	**6**	-	**-**	-
Retained earnings	**822**	1 133	**822**	1 133	**-**	-
Deferred translation adjustment	**(236)**	157	**(236)**	157	**-**	-
Investment from Bombardier	**-**	-	**-**	-	**1 142**	1 287
	3 250	2 741	**3 250**	2 741	**1 142**	1 287
	$ 25 569	$ 29 123	**$ 20 407**	$ 20 762	**$ 7 080**	$ 9 717

BOMBARDIER INC.

Consolidated Statements of Income

(Unaudited)

For the three months ended January 31

(millions of Canadian dollars, except per share amounts)

	Bombardier Inc. consolidated		Bombardier		BC	
	2004	2003	**2004**	2003	**2004**	2003
Revenues	**$ 6 377**	$ 5 935	**$ 6 274**	$ 5 804	**$ 149**	$ 246
Cost of sales and operating expenses	**6 154**	6 039	**6 094**	5 985	**106**	169
Depreciation and amortization	**199**	186	**172**	123	**27**	63
Interest expense, net	**76**	68	**76**	68	**-**	-
Special items	**474**	1 100	**474**	1 100	**-**	-
Income from BC	**-**	-	**(8)**	(9)	**-**	-
	6 903	7 393	**6 808**	7 267	**133**	232
Income (loss) from continuing operations before income taxes	**(526)**	(1 458)	**(534)**	(1 463)	**16**	14
Income tax expense (recovery)	**20**	(397)	**12**	(402)	**8**	5
Income (loss) from continuing operations	**(546)**	(1 061)	**(546)**	(1 061)	**8**	9
Income from discontinued operations - net of tax	**98**	38	**98**	38	**-**	-
Net income (loss)	**$ (448)**	$ (1 023)	**$ (448)**	$ (1 023)	**$ 8**	$ 9

Earnings (loss) per share:

	2004	2003
Basic and diluted		
From continuing operations	**$ (0,32)**	$ (0,78)
From discontinued operations	**0,06**	0,03
	$ (0,26)	$ (0,75)

BOMBARDIER INC.

Consolidated Statements of Income

For the years ended January 31

(millions of Canadian dollars, except per share amounts)

	Bombardier Inc. consolidated		Bombardier		BC	
	2004	2003	**2004**	2003	**2004**	2003
	(Unaudited)		**(Unaudited)**		**(Unaudited)**	
Revenues	**$ 21 321**	$ 21 189	**$ 20 874**	$ 20 696	**$ 681**	$ 895
Cost of sales and operating expenses	**19 853**	19 786	**19 612**	19 577	**475**	611
Depreciation and amortization	**793**	806	**660**	626	**133**	180
Interest expense, net	**236**	216	**236**	216	**-**	-
Special items	**429**	1 311	**429**	1 311	**-**	-
Income from BC	**-**	-	**(44)**	(63)	**-**	-
	21 311	22 119	**20 893**	21 667	**608**	791
Income (loss) from continuing operations before income taxes	**10**	(930)	**(19)**	(971)	**73**	104
Income tax expense (recovery)	**205**	(221)	**176**	(262)	**29**	41
Income (loss) from continuing operations	**(195)**	(709)	**(195)**	(709)	**44**	63
Income from discontinued operations - net of tax	**106**	94	**106**	94	**-**	-
Net income (loss)	**$ (89)**	$ (615)	**$ (89)**	$ (615)	**$ 44**	$ 63

Earnings (loss) per share:		
Basic and diluted		
From continuing operations	**$ (0,13)**	$ (0,54)
From discontinued operations	**0,06**	0,07
	$ (0,07)	$ (0,47)

BOMBARDIER INC.

Consolidated Statements of Retained Earnings

For the years ended January 31

(millions of Canadian dollars)

		Bombardier Inc. consolidated
	2004	2003
	(Unaudited)	
Balance at beginning of the year	**$ 1 133**	$ 2 031
Net loss	**(89)**	(615)
Dividends:		
Preferred shares	**(30)**	(29)
Common shares	**(159)**	(249)
Share issue costs, net of tax	**(33)**	(5)
Balance at end of the year	**$ 822**	$ 1 133

BOMBARDIER INC.

Consolidated Statements of Cash Flows

(Unaudited)

For the three months ended January 31

(millions of Canadian dollars)

	Bombardier Inc. consolidated		Bombardier		BC	
	2004	2003	**2004**	2003	**2004**	2003
Operating activities						
Income (loss) from continuing operations	**$ (546)**	$ (1 061)	**$ (546)**	$ (1 061)	**$ 8**	$ 9
Non-cash items:						
Depreciation and amortization	**199**	186	**172**	123	**27**	63
Income from BC	**-**	-	**(8)**	(9)	**-**	-
Provision for credit losses	**13**	35	**-**	-	**13**	35
Deferred income taxes	**(29)**	(474)	**(10)**	(502)	**(19)**	28
Loss on disposals of property, plant and equipment	**19**	-	**19**	-	**-**	-
Share based compensation expense	**4**	-	**4**	-	**-**	-
Special items	**474**	1 100	**474**	1 100	**-**	-
Net changes in non-cash balances related to operations	**789**	2 122	**806**	2 234	**(17)**	(112)
Cash flows from operating activities	**923**	1 908	**911**	1 885	**12**	23
Investing activities						
Additions to property, plant and equipment	**(74)**	(273)	**(73)**	(270)	**(1)**	(3)
Disposals of property, plant and equipment	**4**	62	**4**	56	**-**	6
Net reduction in finance receivables	**359**	720	**-**	-	**359**	720
Additions to assets under operating leases	**(45)**	(72)	**-**	-	**(45)**	(72)
Disposals of assets under operating leases	**143**	722	**-**	-	**143**	722
Disposal of discontinued operations (net of cash disposed)	**740**	-	**740**	-	**-**	-
Investment in BC and advances and subordinated loans to Bombardier	**-**	-	**206**	35	**(206)**	(35)
Other	**7**	(106)	**(72)**	(1)	**79**	(105)
Cash flows from investing activities	**1 134**	1 053	**805**	(180)	**329**	1 233
Financing activities						
Net variation in short-term borrowings	**(1 219)**	(2 352)	**(502)**	(2 320)	**(717)**	(32)
Proceeds from issuance of long-term debt	**705**	13	**40**	3	**665**	10
Repayment of long-term debt	**(353)**	(1 250)	**(14)**	(7)	**(339)**	(1 243)
Issuance of shares, net of related costs	**-**	9	**-**	9	**-**	-
Dividends paid	**(46)**	(70)	**(46)**	(70)	**-**	-
Cash flows from financing activities	**(913)**	(3 650)	**(522)**	(2 385)	**(391)**	(1 265)
Effect of exchange rate changes on cash and cash equivalent	**132**	(5)	**93**	(85)	**39**	80
Cash flows from continuing operations	**1 276**	(694)	**1 287**	(765)	**(11)**	71
Cash flows from discontinued operations	**(58)**	175	**(58)**	175	**-**	-
Net increase (decrease) in cash and cash equivalents	**1 218**	(519)	**1 229**	(590)	**(11)**	71
Cash and cash equivalents at beginning of period	**401**	1 562	**376**	1 332	**25**	230
Cash and cash equivalents at end of period[(1)]	**$ 1 619**	$ 1 043	**$ 1 605**	$ 742	**$ 14**	$ 301

(1) Includes the following:

Cash and cash equivalents related to:						
Continuing operations	**$ 1 619**	$ 1 014	**$ 1 605**	$ 713	**$ 14**	$ 301
Discontinued operations	**-**	29	**-**	29	**-**	-
	$ 1 619	$ 1 043	**$ 1 605**	$ 742	**$ 14**	$ 301

BOMBARDIER INC.

Consolidated Statements of Cash Flows

For the years ended January 31

(millions of Canadian dollars)

	Bombardier Inc. consolidated		Bombardier		BC	
	2004 (Unaudited)	2003	**2004 (Unaudited)**	2003	**2004 (Unaudited)**	2003
Operating activities						
Income (loss) from continuing operations	**$ (195)**	$ (709)	**$ (195)**	$ (709)	**$ 44**	$ 63
Non-cash items:						
Depreciation and amortization	**793**	806	**660**	626	**133**	180
Income from BC	**-**	-	**(44)**	(63)	**-**	-
Provision for credit losses	**81**	120	**-**	-	**81**	120
Deferred income taxes	**96**	(353)	**102**	(387)	**(6)**	34
Loss on disposals of property, plant and equipment	**5**	-	**5**	-	**-**	-
Share based compensation expense	**4**	-	**4**	-	**-**	-
Special items	**429**	1 311	**429**	1 311	**-**	-
Net changes in non-cash balances related to operations	**(1 796)**	647	**(1 707)**	553	**(89)**	94
Cash flows from operating activities	**(583)**	1 822	**(746)**	1 331	**163**	491
Investing activities						
Additions to property, plant and equipment	**(416)**	(721)	**(412)**	(708)	**(4)**	(13)
Disposals of property, plant and equipment	**164**	88	**142**	72	**22**	16
Net reduction in finance receivables	**2 047**	1 048	**-**	-	**2 047**	1 048
Additions to assets under operating leases	**(313)**	(1 597)	**-**	-	**(313)**	(1 597)
Disposals of assets under operating leases	**770**	1 847	**-**	-	**770**	1 847
Disposals of assets held for sale	**190**	-	**190**	-	**-**	-
Disposal of discontinued operations (net of cash disposed)	**740**	-	**740**	-	**-**	-
Investment in BC and advances and subordinated loans to Bombardier	**-**	-	**778**	185	**(778)**	(185)
Other	**(597)**	(20)	**(161)**	(27)	**(436)**	7
Cash flows from investing activities	**2 585**	645	**1 277**	(478)	**1 308**	1 123
Financing activities						
Net variation in short-term borrowings	**(2 035)**	(1 787)	**(366)**	(1 079)	**(1 669)**	(708)
Proceeds from issuance of long-term debt	**1 286**	2 299	**56**	893	**1 230**	1 406
Repayment of long-term debt	**(1 504)**	(2 175)	**(192)**	(35)	**(1 312)**	(2 140)
Issuance of shares, net of related costs	**1 174**	250	**1 174**	250	**-**	-
Dividends paid	**(189)**	(278)	**(189)**	(278)	**-**	-
Cash flows from financing activities	**(1 268)**	(1 691)	**483**	(249)	**(1 751)**	(1 442)
Effect of exchange rate changes on cash and cash equivalents	**69**	(321)	**76**	(450)	**(7)**	129
Cash flows from continuing operations	**803**	455	**1 090**	154	**(287)**	301
Cash flows from discontinued operations	**(227)**	125	**(227)**	125	**-**	-
Net increase (decrease) in cash and cash equivalents	**576**	580	**863**	279	**(287)**	301
Cash and cash equivalents at beginning of year	**1 043**	463	**742**	463	**301**	-
Cash and cash equivalents at end of year[(1)]	**$ 1 619**	$ 1 043	**$ 1 605**	$ 742	**$ 14**	$ 301

(1) Includes the following:

Cash and cash equivalents related to:						
Continuing operations	**$ 1 619**	$ 1 014	**$ 1 605**	$ 713	**$ 14**	$ 301
Discontinued operations	**-**	29	**-**	29	**-**	-
	$ 1 619	$ 1 043	**$ 1 605**	$ 742	**$ 14**	$ 301

SEGMENT DISCLOSURE

(Unaudited)

For the three months ended January 31

(millions of Canadian dollars)

Industry segments	Bombardier Inc. consolidated		Aerospace		Transportation		BC	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
External revenues	**$ 6 377**	$ 5 935	**$ 3 744**	$ 3 393	**$ 2 530**	$ 2 411	**$ 103**	$ 131
Intersegment revenues	**-**	-	**-**	-	**3**	3	**46**	115
Segmented revenues	**6 377**	5 935	**3 744**	3 393	**2 533**	2 414	**149**	246
Cost of sales and operating expenses	**6 154**	6 039	**3 437**	3 610	**2 660**	2 378	**106**	169
Depreciation and amortization	**199**	186	**111**	64	**61**	59	**27**	63
Interest expense (income), net	**76**	68	**78**	95	**(2)**	(27)	**-**	-
Special items	**474**	1 100	**17**	1 100	**457**	-	**-**	-
	6 903	7 393	**3 643**	4 869	**3 176**	2 410	**133**	232
Income (loss) from continuing operations before income taxes	**$ (526)**	$ (1 458)	**$ 101**	$ (1 476)	**$ (643)**	$ 4	**$ 16**	$ 14
Additions to property, plant and equipment	**$ 74**	$ 273	**$ 68**	$ 162	**$ 5**	$ 108	**$ 1**	$ 3

SEGMENT DISCLOSURE

For the years ended January 31
(millions of Canadian dollars)

Industry segments	Bombardier Inc. consolidated		Aerospace		Transportation		BC	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	(Unaudited)		**(Unaudited)**		**(Unaudited)**		**(Unaudited)**	
External revenues	**$ 21 321**	$ 21 189	**$ 11 307**	$ 11 294	**$ 9 567**	$ 9 402	**$ 447**	$ 493
Intersegment revenues	**-**	-	**-**	-	**19**	20	**234**	402
Segmented revenues	**21 321**	21 189	**11 307**	11 294	**9 586**	9 422	**681**	895
Cost of sales and operating expenses	**19 853**	19 786	**10 333**	10 584	**9 298**	9 013	**475**	611
Depreciation and amortization	**793**	806	**442**	424	**218**	202	**133**	180
Interest expense (income), net	**236**	216	**270**	319	**(34)**	(103)	**-**	-
Special items	**429**	1 311	**(28)**	1 311	**457**	-	**-**	-
	21 311	22 119	**11 017**	12 638	**9 939**	9 112	**608**	791
Income (loss) from continuing operations before income taxes	**$ 10**	$ (930)	**$ 290**	$ (1 344)	**$ (353)**	$ 310	**$ 73**	$ 104
Additions to property, plant and equipment	**$ 416**	$ 721	**$ 272**	$ 512	**$ 140**	$ 196	**$ 4**	$ 13

As at January 31	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Net segmented assets	**$ 4 880**	$ 4 681	**$ 3 123**	$ 3 261	**$ 615**	$ 133	**$ 1 142**	$ 1 287
Accounts payable and accrued liabilities	**8 668**	8 564						
Advances and progress billings in excess of related costs	**3 563**	3 816						
Accrued benefit liability and other	**1 236**	1 147						
Deferred income taxes	**455**	632						
Cash and cash equivalents	**1 605**	713						
Assets held for sale	**-**	1 209						
Total assets – Bombardier	**20 407**	20 762						
Investment in BC	**(1 142)**	(1 287)						
Advances and subordinated loans from BC	**(776)**	(69)						
Total assets – BC	**7 080**	9 717						
Total assets – Bombardier Inc.	**$ 25 569**	$ 29 123						